INVESTMENT MANAGEMENT

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VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

July 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Delaying Amendment for Voya Equity Trust Registration Statement on Form N-14 (File No. 333-280487)

Dear Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), Voya Equity Trust (the "Registrant") is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the "Registration Statement") relating to the proposed reorganization of Voya Global Diversified Payment Fund and Voya Global Perspectives® Fund, each a series of Voya Mutual Funds, with and into Voya Global Income & Growth Fund, a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the "Commission") on June 26, 2024 (Accession Number 0001683863-24-004383) and was scheduled to go effective July 26, 2024, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Scottsdale and the State of Arizona on the 19th day of July 2024.

No fees are required in connection with this filing. If you have any questions or comments relating to this delaying amendment, please contact Jessica Reece of Ropes & Gray LLP, counsel to the Registrant, at (617) 235-4636.

Regards,

/s/ Joanne F. Osberg Joanne F. Osberg

Senior Vice President and Chief Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq. Ropes & Gray LLP

Jessica Reece, Esq. Ropes & Gray LLP

Jeremy Smith, Esq. Ropes & Gray LLP